Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

March 16, 2021

Re:	Sagoon, Inc. Offering Statement on Form 1-A POS Response dated March 16, 2021 File No. 024-11120

Dear Mr. Spirgel,

Thank you for your comments dated March 16, 2021 regarding the Offering Statement on Form 1-A POS of Sagoon, Inc. (the “Company”). We appreciate the opportunity to respond to your comments, which we have set out below together with the Company’s responses.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Security Ownership of Management and Certain Securityholders, page 24

1.	We note that during the year ended December 31, 2019, an investor exercised warrants to purchase 15,217 shares of Class C common stock. Please update the voting security ownership table to identify any securityholder who beneficially owns more than 10% of any class of your voting securities. See Item 12 of Form 1-A.

The Company confirms that there are no securityholders who beneficially own more than 10% of the Class C Common Stock, a voting security. Further, the Company has updated the table on page 24 to confirm that there are no securityholders who beneficially own more than 10% of the Class C Common Stock.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Govinda Giri

Chief Executive Officer Sagoon Inc.

1980 Teasel Ct.

Woodbridge, VA 22192